Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

November 24, 2014

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arowana Inc.

Registration Statement on Form S-1

Filed October 24, 2014

File No. 333-199591

Dear Ms. Ransom:

On behalf of our client Arowana Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 20, 2014, relating to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. In addition, Amendment No. 1 updates certain of the disclosures contained in the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Ms. Liz Walsh. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please file all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Staff’s comment is duly noted. We have filed the majority of exhibits with Amendment No. 1. We will file the remaining exhibits as soon as possible.

Securities and Exchange Commission

November 24, 2014

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

We wish to advise the Staff that the Company does not currently anticipate using any graphical materials or artwork in the prospectus. However, if it determines to do so in the future, we will supplementally provide the Staff with copies of any such graphical materials or artwork as requested.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

4.	With respect to all third-party statements in your prospectus - such as statements from the CIA World Factbook - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

We are providing herewith copies of all industry research reports cited in the Registration Statement and have clearly marked each source to highlight the applicable portion of the section containing the statistic, and have cross-referenced it to the appropriate location in the Registration Statement as requested.

Fee Table

5.	Here and throughout your document where you disclose the title of warrants with a redemption feature, please include a reference to the security being redeemable. See Instruction 1 to Regulation S-K Item 202.

We have revised the disclosure throughout the Registration Statement as requested.

Securities and Exchange Commission

November 24, 2014

Prospectus Summary, page 1

6.	We note your disclosure that you “cannot guarantee that [y]our securities will be approved for listing on Nasdaq.” Please tell us whether you intend to know before this registration statement is effective whether the Nasdaq has approved your listing application. If not, it is unclear why you believe it is appropriate to highlight in your prospectus the 80% limitation as anything other than a potential future condition if you obtain and maintain such listing. Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

We wish to advise the Staff that the Company will know before the Registration Statement is effective whether Nasdaq will have approved the Company’s listing application. We further confirm that we will file a pre-effective amendment to the Registration Statement to reflect any necessary applicable changes to the disclosure if the Company’s application is not approved.

Management Offering and Investing Experiences, page 3

7.	Please clarify that each of your officers and directors will also allocate their time to other businesses, as well as clarify, here and elsewhere in your prospectus, including but not limited to the related risk factor on page 26, the amount of time you expect each to spend on your business.

We have revised the disclosure on pages 3, 26 and 53 of the Registration Statement as requested.

8.	Please balance your discussion of your management’s strengths with a discussion of the risks associated with your business and this offering.

We have revised the disclosure on page 3 of the Registration Statement as requested.

Private Placements, page 4

9.	Please clarify that the compulsory repurchase to which you make reference is by you, just for the avoidance of doubt.

We have revised the disclosure on page 4 and elsewhere as appropriate as requested.

10.	Please clarify the conversion rights of the dissenting public shareholders with respect to their public shares referenced in clause (B) of the second and fourth paragraphs of this section are unclear. Please revise your disclosure to clarify into what those shares would convert.

We have revised the disclosure on pages 4, 5, 76, 77 and F-10 of the Registration Statement as requested.

Securities and Exchange Commission

November 24, 2014

11.	We note disclosure here and throughout your prospectus that your initial shareholders have agreed, among other things, to vote their shares in favor of any proposed business combination, and to purchase from you an aggregate of 305,000 units in a private placement simultaneous with the consummation of this offering. Please revise your disclosure to clarify whether these and any related commitments were part of written agreements, and if so, please file such agreements as exhibits to the registration statement.

We have revised the disclosure on page 4 to clarify that the above-referenced commitments are pursuant to written agreements with the Company as requested. The forms of such agreements have been filed as exhibits with Amendment No. 1 as requested.

12.	We note that the warrants included in the unregistered offering will not be redeemable and have different exercise rights than the warrants offered to the public in the registered offering. Please tell us whether you believe that the warrants included in the unregistered offering will ever be tradable on the Nasdaq under the symbol for the redeemable warrants that you are registering for sale to the public in this transaction, and, if so, how the open market purchaser will know which type of warrant is being purchased.

The private warrants will be identical in form to the public warrants. The above referenced differences are contractual in nature and not part of the warrants themselves. We respectfully direct the Staff to Section 2.5 of the form of warrant agreement, a copy of which has been filed with Amendment No. 1, which makes clear that the private warrants will be issued in the same form as the public warrants. We further respectfully direct the Staff to the disclosure on page 4 and elsewhere in the Registration Statement which indicates that the differences referred to above with respect to redemption and exercise rights apply only “so long as [the warrants] continue to be held by the initial purchasers or their permitted transferees.” Once sold into the market, such contractual rights cease to apply. Accordingly, we respectfully believe there will not be any confusion as to what type of warrant a purchaser is acquiring as they are all the same once sold into the public market.

13.	Where you refer to the private warrants being identical to the warrants to be sold in the registered offering except for the cited differences, please also highlight briefly the difference mentioned in the last sentence of the first risk factor on page 24.

We have revised the disclosure on pages 5, 76, 77 and F-11 of the Registration Statement as requested.

Securities and Exchange Commission

November 24, 2014

The Offering, page 6

Exercise Price, page 8

14.	Please provide further disclosure regarding the exemption from registration under the Securities Act available to public warrant holders in connection with a cashless exercise of such warrants when an effective registration statement is not available.

We have revised the disclosure on pages 8 and 82 of the Registration Statement as requested.

Term of the Rights, page 10

15.	We note that, if you are not the surviving issuer in your initial business combination transaction, rights holders will be required to automatically convert such rights in order to receive the underlying shares. If the rights will not be exercisable if you do not have a registration statement in effect covering the exercise, please highlight that issue in the prospectus summary and explain it in a risk factor.

We respectfully advise the Staff that the rights may be convertible for ordinary shares even if a registration statement is not in effect covering the conversion. For instance, the Company may be able to rely on an exemption from registration under the Securities Act of 1933, as amended, such as a Section 3(a)(9) exemption, assuming the requirements of Section 3(a)(9) are satisfied in that (i) the issuer of the rights will be the same as the issuer of the shares underlying the rights, (ii) no additional consideration from the security holder will be needed for issuance of the shares underlying the rights, (iii) the exchange will be made exclusively with existing security holders and (iv) no commission or other remuneration will be paid or given directly or indirectly for soliciting the exchange. The determination of the availability of the 3(a)(9) exemption, or any other available exemption, will be made based on the specific facts, circumstances and structure relating to the initial business combination. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

16.	Please disclose the length of time that shareholders will have to comply with the obligation to affirmatively convert the rights. Also tell us whether the rights will provide for adjustment of the conversion rate if events that cause the warrants to be adjusted occur during the period that you provide investors to affirmatively convert the rights.

With respect to the first part of the Staff’s comment, there is no length of time within which an investor must affirmatively elect to convert the rights. However, until a holder does affirmatively elect to convert its rights, the right certificates held by such holder will not represent the ordinary shares they are convertible for but instead will simply represent the right to receive such ordinary shares. We have revised the disclosure on pages 10 and 84 to reflect the foregoing as requested.

Securities and Exchange Commission

November 24, 2014

With respect to the second part of the Staff’s comment, we direct the Staff to Section 4.5 of the Rights Agreement, a copy of which is being filed as Exhibit 4.5 with Amendment No. 1, which provides for adjustments of the shares underlying the rights.

Shareholder approval of, or tender offer in connection with, initial business combination, page 12

17.	Please provide us your analysis of how your ability to choose between the two choices in the first sentence of this section would change if you were to satisfy the definition of a foreign private issuer. Also tell us about any other material changes to the disclosure in your prospectus if you were to satisfy the definition of a foreign private issuer.

With respect to the first part of the Staff’s comment, we have revised the disclosure on pages 12 and 56 of the Registration Statement to clarify that the Company would be required to conduct a tender offer if it were deemed to be a foreign private issuer at such time.

With respect to the second part of the Staff’s comment, we respectfully do not believe any other material changes to the procedures disclosed in the prospectus would occur if the Company were to satisfy the definition of a foreign private issuer and sought to avail itself of such provisions at such time.

18.	Please clarify whether you will determine the “pro rata” per share portion of the trust based on the number of then outstanding shares sold in this offering excluding any such shares then held by your initial shareholders or including such shares held by those initial shareholders.

We have revised the disclosure on pages 13 and 57 of the Registration Statement as requested.

19.	We note your disclosure that the potential tender offer will be structured so that each holder may tender all shares rather than “some pro rata portion.” Please clarify whether you mean that shareholders must tender all shares if they want to tender any.

We have revised the disclosure on pages 12 and 57 of the Registration Statement as requested to clarify that holders may tender any or all of their shares.

20.	We note your disclosure that approval of the business combination requires approval of a majority of outstanding shares. Given the shares that are intended to be subject to an agreement to vote in favor of the transaction, please disclose the percentage of the shares offered in this registered transaction that must vote in favor of the transaction in order for it to be approved.

We have revised the disclosure on pages 14 and 58 of the Registration Statement as requested.

Securities and Exchange Commission

November 24, 2014

21.	Here or in another appropriate section of your document, please clarify whether the $5,000,001 of net tangible assets is calculated before or after you pay the 4.0% fee to your underwriter, disclosed on page 32.

We have revised the disclosure on page 13 of the Registration Statement as requested.

Conversion Rights, page 14

22.	Please clarify whether third paragraph of this section applies only to shares that investors are seeking to convert.

We have revised the disclosure on page 15 of the Registration Statement as requested.

Automatic Liquidation if No Business Combination, page 16

23.	We note your disclosure that Kevin Chin has contractually agreed that, if you liquidate the trust account prior to the consummation of a business combination, he will be personally liable to ensure that the proceeds in the trust account are not reduced by certain claims of target businesses or vendors and to advance necessary funds in order to complete such liquidation. Please revise your disclosure to clarify whether this is part of a written agreement, and if so, please file such agreement as an exhibit to the registration statement.

We have revised the disclosure on page 17 of the Registration Statement and filed the form of agreement as Exhibit 10.1 with Amendment No. 1 as requested.

Risk Factors, page 20

24.	Please add a risk factor disclosing that you only have one executive officer, who is not obligated to devote any specific number of hours to our matters and intends to devote only as much time as he deems necessary to your affairs. Please also disclose here that you do not intend to have any full time employees prior to the consummation of a business combination, as well as the potential related consequences. In this regard, we note your disclosure on page 60.

With respect to the first part of the Staff’s comment, we wish to advise the Staff that the Company has appointed a second executive officer. Accordingly, we respectfully believe the first part of this comment is no longer applicable.

Securities and Exchange Commission

November 24, 2014

With respect to the second part of the Staff’s comment, we respectfully direct the Staff to the risk factor on page 26 of the Registration Statement titled “Our officers and directors will allocate their time to other businesses thereby potentially limiting the amount of time they devote to our affairs. This conflict of interest could have a negative impact on our ability to consummate our initial business combination.” Such risk factor already discloses the risks that the Company’s officers and directors are not obligated to devote any specific number of hours to the Company’s affairs, that the Company presently expects each of its employees to devote such amount of time as they reasonably believe is necessary to the Company’s business and that the Company does not intend to have any full time employees prior to the consummation of a business combination. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

In connection with any shareholder meeting. . ., page 28

25.	You disclose here that you might require shareholders to tender certificates or deliver shares electronically. If you can chose which of these options to demand, please provide us your analysis of whether the choice to require delivery of certificates effectively eliminates investors’ ability to convert their shares into cash given the amount of time required for physical delivery of stock certificates. In this regard, please tell us about any obligations you have to provide investors a minimum amount of time to determine whether to exercise their rights to convert their shares into cash.

We have revised the disclosure on page 29 of the Registration Statement to clarify that the choice of how a holder tenders his, her or its shares would be at such holder’s option (as opposed to the Company’s). We have also revised the disclosure on page 59 of the Registration Statement to set forth the minimum amount of time investors will be provided with to determine whether to exercise their conversion rights as requested.

Our initial shareholders control a substantial interest in us. . ., page 30

26.	Please clarify, here and elsewhere in your prospectus, that your initial shareholders will hold approximately 23.1% of the issued and outstanding shares following this offering, assuming that the over-allotment is not exercised in full.

We respectfully direct the Staff to the final bullet in the introduction to the Prospectus Summary contained on page 1 of the Registration Statement which indicates that unless otherwise stated in the prospectus, the information assumes that the underwriters will not exercise their over-allotment option. Accordingly, we respectfully believe that it is already clear that the above-referenced disclosure assumes the over-allotment option has not been exercised in full. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission

November 24, 2014

We may not seek an opinion from an unaffiliated third party. . ., page 33

27.	We note that your risk factor discloses that you are not required to obtain an opinion from an unaffiliated third party indicating that the price you are paying is fair to your shareholders from a financial point of view unless the target is affiliated with your officers, directors, initial shareholders or their affiliates. Please incorporate this information under a separate risk factor with a title specifically highlighting that you may acquire a business target from a company affiliated with management. Please also disclose that your officers, directors, or entities affiliated with them can purchase a minority interest in the acquisition target and cause potential conflicts of interest.

We have revised the disclosure on page 33 of the Registration Statement as requested.

An investment in this offering may involve adverse U.S. federal income tax consequences, page 38

28.	Your disclosure in the first sentence of this risk factor suggests that the issue you mention in that sentence is the key tax uncertainty created in connection with this offering, other than the passive foreign investment company issue mentioned in the next risk factor; however, your “Taxation” disclosure beginning on page 90 suggests several other tax uncertainties. Please revise this risk factor to clarify the extent of the tax uncertainties that an investor would face by purchasing the offered securities.

We have revised the disclosure on page 37 of the Registration Statement as requested.

Use of Proceeds, page 39

29.	We note your disclosure on page 32 that you will pay a fee equal to 4.0% of the gross proceeds raised in your offering to EarlyBirdCapital. Please disclose the source that will be used for those funds. If the funds could be taken out of the trust, please disclose whether that would reduce the amount available to holders who convert their shares. Please also quantify and disclose the extent to which this fee will reduce the $60,800,000 of total net proceeds from your offerings that will be available for pursuing an acquisition, and include the fee in the chart on page 39.

We have revised the disclosure on pages 40, 41 and 42 of the Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources, page 47

30.	Please clarify that the loan was made to you by Arowana Partners Group Pty. Ltd.

We have revised the disclosure on page 48 of the Registration Statement as requested.

Securities and Exchange Commission

November 24, 2014

Related Party Transactions, page 49

31.	We note that the loan made to you by Arowana Partners Group Pty. Ltd. becomes due and payable on the earlier of (1) October 1, 2015, (2) the date on which you consummate your IPO, or (3) the date on which you determine not to proceed with your IPO. Please disclose how you plan to repay the loan. If you plan to repay the loan from the net proceeds of this offering, please include the repayment amount in the chart in page 39 and the bullets on page 48.

The items paid for by the loan received by Arowana Partners Group Pty Ltd. (specifically the SEC registration fee, the FINRA filing fee, the non-refundable portion of the Nasdaq listing fee and a portion of the legal and audit fees) have already been deducted from the gross proceeds of the offering as demonstrated in the Use of Proceeds table. As a result, the repayment of the loan is already contemplated and accounted for in the Use of Proceeds table and net proceeds of the offering and, as described in Note 1 to the “Use of Proceeds” table, the Company will be repaying the loan following consummation of the offering from the proceeds of the offering not placed in the trust account. Since the net proceeds amount already contemplates the deduction of offering expenses paid for by the loan, we do not believe the table needs to be revised to reflect the repayment of the loan. Therefore, we have not revised the disclosure in the Registration Statement in response to this comment.

Proposed Business, page 51

Offering Structure, page 52

32.	Please provide the basis for management’s belief that you will be viewed more favorably than competitors because they most often include a warrant to receive a full share.

We have revised the disclosure on page 53 of the Registration Statement to clarify that it is the Company’s belief that it will be viewed more favorably by potential target companies compared to other blank check companies with warrants to purchase full shares.

Sources of Target Businesses, page 53

33.	Please provide the basis for your belief that “based on our management’s business knowledge and past experience that there are numerous acquisition candidates available.”

In light of the Staff’s comment, we have removed the above-referenced statement from the disclosure on page 54 of the Registration Statement. Accordingly, we respectfully believe this comment is no longer applicable.

Securities and Exchange Commission

November 24, 2014

Conversion Rights, page 57

34.	Please reconcile the last sentence of the first paragraph of this subsection with the caption of the previous subsection. From that sentence and the penultimate paragraph of this subsection, it appears that this section should be revised to address the potential repurchase of your shares by tender offer without a shareholder vote.

We have revised the disclosure on pages 58 and 59 of the Registration Statement as requested.

35.	We note your disclosure on page 57 that your initial shareholders, officers and directors will not have conversion rights with respect to any shares, including shares purchased in the aftermarket. However, we also note your disclosure on page 1 which defines “public shareholders” to include your initial shareholders that purchase shares offered in this transaction in the aftermarket. Please clarify whether your affiliates are included within the definition of the term public shareholders as used in the first paragraph of this section and which shares are included in the calculation that determines the “pro rata” amount to be paid from the trust upon conversion of the shares.

We have revised the disclosure on pages 1 and 58 of the Registration Statement as requested.

36.	The last sentence of the fifth paragraph of this section indicates that you may require stockholders to exercise conversion rights before a consummation of the proposed business transaction. With a view toward clarified disclosure, please tell us under what circumstances the stockholders can exercise conversion rights after the proposed business combination.

Under no circumstances can shareholders exercise conversion rights after the proposed business combination. We have revised the disclosure on page 59 of the Registration Statement to reflect the foregoing.

37.	Please clarify what you mean by the “applicable date” in the penultimate paragraph in this section.

We have revised the disclosure on page 59 of the Registration Statement as requested.

Securities and Exchange Commission

November 24, 2014

Ability to Extend Time to Complete Business Combination, page 58

38.	We note your disclosure that the if you “do not complete a business combination within 18 months from the consummation of this offering, it will trigger [y]our automatic winding up, dissolution and liquidation pursuant to the terms of our amended and restated memorandum and articles of association.” We also note that this time period may be extended by additional deposits into your trust account by your initial shareholders, although they are not obligated to do so. Please disclose if this condition is included in your articles of incorporation, and any timeline by which such deposits must be made. Please also explain the outcome if some but not all initial shareholders choose to make such additional deposits.

The Company and underwriters have determined to remove the ability of the Company to extend the time in which to complete a business combination. Conforming changes have been made in the Registration Statement to reflect this change. Accordingly, we respectfully believe this comment is no longer applicable.

39.	Please confirm if the initial shareholders who make additional deposits into your trust account will receive shares or other securities in consideration for such deposits, or if such shareholders will be entitled to repayment of such amounts.

As indicated above, the ability to extend the time in which to complete a business combination has been removed. Accordingly, we respectfully believe this comment is no longer applicable.

Election to Remain an Investor, page 63

40.	Please expand the disclosure in the middle column of this row to clarify the amount of time that you are required to give investors to consider whether to elect whether to convert their shares.

We have revised the disclosure on page 65 of the Registration Statement as requested.

Release of Funds, page 64

41.	Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to converting shareholders or (2) the trustee will directly send the appropriate portion of the amount held in trust to the converting shareholder at the time of the business combination.

We have revised the disclosure on page 66 of the Registration Statement as requested.

Management, page 65

42.	Please disclose Mr. Moore’s business experience for the period beginning in 2001 and ending in October 2014. Please see Item 401(e) of Regulation S-K.

We have revised the disclosure on page 68 of the Registration Statement as requested.

Securities and Exchange Commission

November 24, 2014

Director Independence, page 66

43.	Please provide the basis for your conclusion that each of John Moore and Kien Khan Kwan are considered to be “independent directors” under the Nasdaq listing rules. In this regard, we note that Mr. Moore is listed as an independent non-executive director of Arowana International on its website, and Mr. Kwan served as Executive Director and Chief Investment Officer of Arowana International until October 2014, and is still listed as holding such position on its website. Please also clarify whether Mr. Moore or Mr. Kwan have any fiduciary duty obligations to Arowana International.

With respect to the first part of the Staff’s comment, the Nasdaq listing rules generally define an “independent director” as an individual, other than an officer or employee of the company or its subsidiaries, that does not have a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. With respect to Mr. Moore, while he is a director of Arowana International, he is a non-executive independent director of such company and has no relationship to the other members of Arowana that would interfere with his exercise of independent judgment. The mere fact that he is on the board of directors of Arowana International does not by itself result in a finding that such position would interfere with Mr. Moore’s judgment in carrying out the responsibilities of a director of the Company. With respect to Mr. Kwan, his affiliation with Arowana International ended in October 2014. Accordingly, he has no continuing tie that would interfere with his judgment in carrying out the responsibilities of a director of the Company. Based on the foregoing, it was determined that each of Messrs. Moore and Kwan would satisfy the definition of an “independent director” for Nasdaq purposes.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 73 of the Registration Statement to clarify that Mr. Moore has a fiduciary obligation to Arowana International as requested.

Principal Shareholders, page 72

44.	Please revise the footnotes to your beneficial ownership table to clearly disclose the natural person(s) who has voting or investment control over the shares owned each entity named in your beneficial ownership table. Please see Exchange Act Rule 13d-3.

We have revised the disclosure on pages 74 and 75 of the Registration Statement as requested.

45.	Please clarify whether Mr. Chin currently has beneficial ownership over shares held by the Chin Family Superannuation Fund and revise your footnotes accordingly.

We have revised the disclosure on page 74 of the Registration Statement as requested.

Securities and Exchange Commission

November 24, 2014

46.	We note that the shares over which each of your directors and executive officers have beneficial ownership appears to add up to 38.2% of the 1,725,000 shares currently outstanding; however, you state that such individuals currently are deemed to have beneficial ownership over 40.1% of the outstanding shares. Please explain or revise your disclosure, as appropriate.

We have revised the disclosure on page 74 of the Registration Statement as requested.

47.	Please provide further disclosure regarding the number of shares to be held by each beneficial holder following the offering, including but not limited to why the amounts to be held by most holders will increase, while the amount to be held by The Panaga Group Trust will decrease.

The number of shares held by each person or entity indicated in the Principal Shareholder table assumes that the over-allotment option is not exercised by the underwriters and therefore 225,000 shares held by the initial shareholders have been compulsorily repurchased by the Company. The table also assumes the purchase by the initial shareholders of the private units. We have revised footnote 2 in the Principal Shareholder table to clarify the foregoing. As not all of the initial shareholders are purchasing private units, certain of the shareholders’ ownership (such as The Panaga Group Trust) would decrease after the offering while others (like Mr. Moore) increase after the offering. However, we respectfully do not believe additional disclosure in the Registration Statement is required to explain the foregoing.

48.	We note your statement that each of Kevin Chin, The Octagon Foundation and Arowana International are your “promoters.” Here or in another appropriate place in your registration statement, please provide the information required by Item 404(c) of Regulation S-K.

We respectfully advise the Staff that after review of the Staff’s comment, the Company has determined to remove The Octagon Foundation and Arowana International as “promoters,” as neither took any part in founding or organizing the Company or its operations. We further respectfully advise the Staff that the disclosure required by Item 404(c) of Regulation S-K with respect to Mr. Chin has already been set forth under the caption “Certain Transactions” in the Registration Statement. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission

November 24, 2014

Description of Securities, page 78

Preferred Shares, page 79

49.	We note your disclosure that the underwriting agreement prohibits issuance of preferred shares that participate in the proceeds of the trust account. Please tell us whether that agreement can be amended, whether your charter contains a similar prohibition, and whether you are prohibited from issuing additional ordinary shares with an interest in the trust funds. Also tell us whether you can issue preferred shares with voting rights that assure approval of an amendment to your charter.

While the underwriting agreement can always be amended by the parties, neither party has any intention of so amending the above-referenced provision. Such provision will also be contained in the Company’s amended and restated memorandum and articles of association and will clarify that preferred shares may not be issued except in connection with the consummation of a proposed business combination. Furthermore, the Company will be prohibited by its amended and restated memorandum and articles of association from issuing additional ordinary shares with an interest in the trust funds. We have revised the disclosure on page 88 of the Registration Statement to clarify the foregoing.

Warrants, page 79

50.	The first paragraph of this section indicates that only an even number of warrants are exercisable at any given time because a warrant holder may only exercise warrants for a whole number of shares. The last paragraph of this section says that you will round the number of shares underlying the warrants. These disclosures appear to be inconsistent. Please clarify.

We have revised the disclosure in the last paragraph in the above-referenced section to clarify that such disclosure relates to situations after the offering where a share dividend payable in ordinary shares, or a split up of the ordinary shares or other similar event has occurred resulting in the potential issuance of fractions.

51.	We note that your description of the warrants contains references to the “public warrants” and the “private warrants.” Please confirm whether you plan to have multiple classes of warrants. Assuming you plan to issue one class of warrant, this section should describe the terms of such class. In an appropriate separately captioned section of your document, you should disclose the agreements that you have made or will make with specific groups of investors that require you to treat the warrants they hold in a manner that differs from the warrant terms. In addition, please file the agreements as exhibits to the registration statement.

We have revised the disclosure on pages 81 and 83 of the Registration Statement and filed the form of agreements as exhibits as requested.

Securities and Exchange Commission

November 24, 2014

52.	We note your statement that “[w]arrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the ordinary shares outstanding.” It appears that the provision would not have any effect on the holder’s beneficial ownership for purposes of Section 13 or 16 of the Exchange Act. Please tell us the purpose of the provision and how you believe it achieves that purpose. In your response, please cite with specificity all authority on which you rely.

We respectfully advise the Staff that the purpose of the above-referenced provision, which is set forth in Section 3.3.5 of the form of Warrant Agreement, which has been filed as Exhibit 4.6 with Amendment No. 1, is to accommodate investors that may have ownership limitations that restrict their ability to invest in a company and beneficially own more than a certain percentage of its stock.

Pursuant to Section 3.3.5 of the form of Warrant Agreement, if a holder of a warrant makes the election to be subject to the provisions of such section, the Warrant Agent is not permitted to effect an exercise of such holder’s warrants, and such holder shall not have the right to exercise such warrants, to the extent that after giving effect to such exercise, the holder would exceed the maximum percentage. Once an election has been made by the holder, such holder may increase or decrease the maximum percentage applicable to such holder by providing written notice to the Company and Warrant Agent provided that such increase or decrease will not take effect until the sixty-first (61st) day after such notice is delivered.

If exercised by a holder, the foregoing provision limits an investor’s beneficial ownership of the shares underlying the Company’s warrant which are included in the units being sold in this offering because the transfer agent is not permitted to issue the shares underlying the warrants to such investor. As a result, if an investor wishes to purchase units in this offering but is restricted from owning more than 9.8% of the Company’s shares, it could exercise its rights under the foregoing provision and not be in violation of its internal ownership limitations.

The foregoing type of provision is similar to conversion caps that the Commission has indicated are a valid means to limit beneficial ownership (see for instance Brief of the Securities and Exchange Commission, Amicus Curiae in Levy v. Southbrook International Investments, Ltd.] [Sep. 14, 2009]). The Commission has stated that factors that may indicate a cap or limitation is binding include whether it is provided in the issuer’s governing instruments or is the product of bona fide negotiations between parties. Here, the provision is included in the Warrant Agreement governing the warrants and was included as a result of prior discussions with investors of other similarly structured blank check companies.

Accordingly, we respectfully believe such provision effectively accomplishes its goal of limiting a holder’s beneficial ownership.

Securities and Exchange Commission

November 24, 2014

Underwriting, page 100

53.	We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

We have revised the disclosure on page 103 of the Registration Statement as requested.

Regulatory Restrictions on the Purchase of Securities, page 102

54.	Please disclose, if true, that those involved in the unregistered issuance of units will participate only to the extent they are able to do so consistent with Regulation M, Sections 9(a)(2) and 10(b) of the Exchange Act and Rule 10b-5.

We have revised the disclosure on pages 5, 76 and 77 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Kevin T. Chin
Arowana Inc.